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Exhibit 12

Principal Financial Group, Inc.
Computation of Earnings to Fixed Charges Ratio

        The ratio of earnings to fixed charges is a measure of our ability to cover fixed costs with current period earnings. A high ratio indicates that earnings are sufficiently covering committed expenses. The following table sets forth, for the periods indicated, our ratios of: (1) earnings to fixed charges before interest credited on investment products and (2) earnings to fixed charges.

		For the year ended December 31,
		2015	2014	2013	2012	2011
1.	Income from continuing operations before income taxes	$1,430.8	$1,494.9	$1,124.0	$960.0	$872.8
2.	Interest expense	178.5	135.5	143.4	127.1	140.5
3.	Interest factor of rental expense	4.9	5.9	5.7	6.1	6.1
4.	Undistributed income from equity investees	(106.3)	(113.9)	(107.3)	(99.9)	(98.5)

5.	Earnings before interest credited on investment products	1,507.9	1,522.4	1,165.8	993.3	920.9
6.	Interest credited on investment products	152.0	189.6	256.6	366.3	442.4

7.	Earnings	$1,659.9	$1,712.0	$1,422.4	$1,359.6	$1,363.3

8.	Interest expense	$178.5	$135.5	$143.4	$127.1	$140.5
9.	Interest factor of rental expense	4.9	5.9	5.7	6.1	6.1
10.	Preferred stock dividends by registrant	16.5	33.0	33.0	33.0	33.0
11	Excess of redemption value over carrying value of preferred shares redeemed	8.2	—	—	—	—

12.	Fixed charges before interest credited on investment products	208.1	174.4	182.1	166.2	179.6
13.	Interest credited on investment products	152.0	189.6	256.6	366.3	442.4

14.	Fixed charges	$360.1	$364.0	$438.7	$532.5	$622.0

15.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 12)	7.2	8.7	6.4	6.0	5.1
16.	Ratio of earnings to fixed charges (Line item 7/Line item 14)	4.6	4.7	3.2	2.6	2.2

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  Exhibit 12
Principal Financial Group, Inc. Computation of Earnings to Fixed Charges Ratio